Exhibits

Exhibit 12

COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO
FROM  CONTINUING  OPERATIONS
(IN  THOUSANDS  OF  DOLLARS,  EXCEPT  RATIO  DATA)

	YEAR ENDED

	Dec. 28, 2003	Dec. 29, 2002	Dec. 30, 2001	Dec. 31, 2000	Dec. 26, 1999

FIXED CHARGES COMPUTATION
INTEREST EXPENSE:
NET INTEREST EXPENSE	$68,715	$74,251	$98,872	$114,422	$92,247
PLUS CAPITALIZED INTEREST	2,079	718	1,961	2,230	5,197

GROSS INTEREST EXPENSE	70,794	74,969	100,833	116,652	97,444

PROPORTIONATE SHARE OF INTEREST EXPENSE OF 50% OWNED PERSONS
INTEREST COMPONENT OF RENT EXPENSE	8,219	8,671	8,641	8,774	8,229

TOTAL FIXED CHARGES	$79,013	$83,640	$109,474	$125,426	$105,673

EARNINGS COMPUTATION
PRE-TAX EARNINGS	$463,014	$448,670	$307,399	$525,290	$568,015
ADD: FIXED CHARGES	79,013	83,640	109,474	125,426	105,673
LESS: CAPITALIZED INTEREST	(2,079)	(718)	(1,961)	(2,230)	(5,197)
ADD: DISTRIBUTIONS IN EXCESS OF (LESS THAN) EARNINGS OF INVESTEES	2,018	57,418	32,519	1,505	2,506

TOTAL EARNINGS AS ADJUSTED	$541,966	$589,010	$447,431	$649,991	$670,997

RATIO OF EARNINGS TO FIXED CHARGES	6.9:1	7.0:1	4.1:1	5.2:1	6.3:1